Exhibit 99.1

Viking Reports First Quarter 2025 Financial Results

LOS ANGELES, May 20, 2025, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the first quarter ended March 31, 2025.

Key Highlights

•
Total revenue was $897.1 million for the first quarter of 2025, an increase of 24.9% compared to the same period in 2024.
•
Gross margin increased 53.9% and Adjusted Gross Margin increased 23.8% compared to the same period in 2024.
•
Net Yield was $544, an increase of 7.1% compared to the same period in 2024.
•
Adjusted EBITDA was $72.8 million, an increase of $77.3 million compared to the same period in 2024.
•
Diluted EPS was $(0.24) and Adjusted EPS was $(0.24).
•
Net Leverage improved from 2.4x as of December 31, 2024 to 2.0x as of March 31, 2025.
•
As of May 11, 2025, for its Core Products, Viking had sold 92% of its Capacity Passenger Cruise Days for the 2025 season and 37% of its Capacity Passenger Cruise Days for the 2026 season.

"Viking is off to a remarkable start in 2025, with our first quarter financial performance underscoring the continued momentum in our business,” said Torstein Hagen, Chairman and CEO of Viking. “During the quarter, we increased capacity by 14.9% and simultaneously delivered a 7.1% growth in Net Yield – clear indicators of the robust demand for meaningful and enriching travel experiences among our core demographic. We are also delighted to have already booked 92% of our capacity for the 2025 season. Looking ahead, we remain firmly focused on generating demand and delivering best-in-class differentiated products through our one Viking brand, which will advance our long-term strategy of thoughtful, sustainable growth."

First Quarter 2025 Consolidated Results

During the first quarter of 2025, Capacity PCDs increased by 14.9% over the same period in 2024. This increase was mainly driven by the addition of two new river vessels and a new ocean ship delivered in 2024. Occupancy for the first quarter of 2025 was 94.5%.

Total revenue for the first quarter of 2025 was $897.1 million, an increase of $178.9 million, or 24.9% over the same period in 2024 mainly driven by increased Capacity PCDs and higher revenue per PCD in 2025 compared to 2024.

Gross margin for the first quarter of 2025 was $245.5 million, an increase of $86.0 million, or 53.9% over the same period in 2024 and Adjusted Gross Margin for the first quarter of 2025 was $613.3 million, an increase of $118.0 million, or 23.8%, over the same period in 2024. Net Yield was $544 for the first quarter, up 7.1% year-over year.

Vessel operating expenses were $309.9 million and vessel operating expenses excluding fuel were $268.2 million. Compared to the same period in 2024, vessel operating expenses increased $28.8 million, or 10.2%, and vessel operating expenses excluding fuel increased $29.2 million, or 12.2% mainly driven by the increase in the size of the Company's fleet in 2025 compared to 2024.

Net loss for the first quarter of 2025 was $105.5 million compared to $490.7 million for the same period in 2024. The first quarter of 2024 includes a loss of $330.5 million related to the net impact of the Private Placement derivative loss and interest expense related to the Company's Series C Preference Shares. These converted into ordinary shares immediately prior to the consummation of the Company’s IPO. Adjusted Net Loss attributable to Viking Holdings Ltd for the first quarter of 2025 was a loss of $105.5 million compared to a loss of $137.9 million for the same period in 2024.

Adjusted EBITDA was $72.8 million, an increase of $77.3 million compared to the first quarter of 2024. The increase in Adjusted EBITDA was mainly driven by increased Capacity PCDs and higher revenue per PCD.

Diluted EPS was $(0.24) and Adjusted EPS was $(0.24) for the first quarter of 2025, compared to Diluted EPS of $(1.20) and Adjusted EPS of $(0.33) for the first quarter of 2024.

Our first quarter results reflect the seasonality of our business. While our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October.

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 12% higher for the 2025 season compared to the 2024 season and 8% higher for the 2026 season compared to the 2025 season.

As of May 11, 2025, for our Core Products, we had sold 92% of our Capacity PCDs for the 2025 season and 37% for the 2026 season. We had $5,508 million of Advance Bookings for the 2025 season, 21% higher than the 2024 season at the same point in time; and we had $2,676 million of Advance Bookings for the 2026 season, 11% higher than the 2025 season at the same point in time. Advance Bookings per PCD for the 2025 season was $794, 7% higher than the 2024 season at the same point in time, and Advance Bookings per PCD for the 2026 season was $885, 4% higher than the 2025 season at the same point in time.

“We are seeing sustained strength in demand, with 92% of our 2025 capacity already booked—effectively selling out the year, given our typical load factor,” said Leah Talactac, President and CFO of Viking. “With 2025 now largely secured, our focus has shifted to 2026 where we have a solid foundation with more than 37% of our capacity already sold, positioning us well amid evolving macroeconomic conditions. This performance highlights the strength and resilience of our customer base, the differentiation of our product offering, and the continued impact of our strategic initiatives—including an extended booking window, direct marketing efforts, and a compelling value proposition.”

Balance Sheet and Liquidity

As of March 31, 2025:

•
The Company had $2.8 billion in cash and cash equivalents and an undrawn revolver facility of $375.0 million.
•
Scheduled principal payments are $438.7 million for the remainder of 2025 and $216.6 million for 2026. In May 2025, the Company paid $250 million of senior notes at their maturity.
•
Deferred revenue was $4.8 billion.

New Build and Capacity

Since our fourth quarter 2024 earnings release, the Company:

•
Took delivery of the Viking Nerthus, a river vessel that operates in Europe.
•
Exercised its options and entered into shipbuilding contracts for two ocean ships scheduled for delivery in 2031.
•
Entered into option agreements for two additional ocean ships which have an exercise date of July 30, 2027, scheduled for delivery in 2033.
•
Announced that the Viking Libra, scheduled for delivery in 2026, will be a hydrogen-powered cruise ship, capable of operating with zero emissions.
•
Announced it would build an additional river vessel to operate in Portugal scheduled for delivery in 2027.

Based on the committed orderbook, the Company expects to take delivery of one ocean ship and nine river vessels during the remainder of 2025.

Conference Call Information

The Company has scheduled a conference call for Tuesday, May 20, 2025, at 8 a.m. Eastern Time to discuss first quarter 2025 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking was founded in 1997 and provides destination-focused journeys on rivers, oceans, and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and CEO Torstein Hagen often says Viking offers experiences for The

Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 and 2024 Readers' Choice Awards. Viking is also rated a “World's Best” for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or "Adjusted EPS" represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income (Loss) attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity Passenger Cruise Days” or “Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“IFRS Accounting Standards” are the IFRS® Accounting Standards as issued by the International Accounting Standards Board.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

See “Definitions” for additional information about our non-IFRS Accounting Standards financial measures and “Non-IFRS Accounting Standards Reconciling Information” for a reconciliation for each non-IFRS Accounting Standards financial measure to the most directly comparable IFRS Accounting Standards financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data, unaudited)

	Three Months Ended
	March 31,
	2025	2024
Revenue
Cruise and land	$834,965	$665,284
Onboard and other	62,091	52,871
Total revenue	897,056	718,155
Cruise operating expenses
Commissions and transportation costs	(175,684)	(137,408)
Direct costs of cruise, land and onboard	(108,029)	(85,427)
Vessel operating	(309,948)	(281,090)
Total cruise operating expenses	(593,661)	(503,925)
Other operating expenses
Selling and administration	(243,862)	(219,818)
Depreciation and amortization	(68,800)	(65,543)
Total other operating expenses	(312,662)	(285,361)
Operating loss	(9,267)	(71,131)
Non-operating income (expense)
Interest income	20,189	18,469
Interest expense	(86,704)	(113,631)
Currency (loss) gain	(25,607)	8,798
Private Placement derivative loss	—	(306,646)
Other financial loss	(896)	(24,955)
Loss before income taxes	(102,285)	(489,096)
Income tax expense	(3,167)	(1,606)
Net loss	$(105,452)	$(490,702)

Net loss attributable to Viking Holdings Ltd	$(105,473)	$(490,998)
Net income attributable to non-controlling interests	$21	$296

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	442,910	221,936
Diluted	442,910	221,936
Net loss per share attributable to ordinary and special shares
Basic	$(0.24)	$(1.20)
Diluted	$(0.24)	$(1.20)

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands, unaudited)

	Three Months Ended
	March 31,
	2025	2024
Net loss	$(105,452)	$(490,702)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	624	2,664
Net change in cash flow hedges	38,428	(13,267)
Net other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods	39,052	(10,603)
Other comprehensive income (loss), net of tax	39,052	(10,603)
Total comprehensive loss	$(66,400)	$(501,305)

Total comprehensive loss attributable to Viking Holdings Ltd	$(66,422)	$(501,593)
Total comprehensive income attributable to non-controlling interests	$22	$288

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands, unaudited)

	March 31, 2025	December 31, 2024
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$6,548,740	$6,457,104
Right-of-use assets	250,887	263,424
Deferred tax assets	53,850	55,428
Other non-current assets	154,573	128,190
Total non-current assets	7,008,050	6,904,146
Current assets
Cash and cash equivalents	2,765,555	2,489,672
Accounts and other receivables	232,169	239,018
Inventories	91,746	91,473
Prepaid expenses and other current assets	606,163	396,376
Total current assets	3,695,633	3,216,539
Total assets	$10,703,683	$10,120,685
Shareholders’ equity and liabilities
Shareholders’ equity	$(267,474)	$(218,977)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	1,801,572	1,823,657
Secured Notes	1,017,978	1,017,501
Long-term portion of Unsecured Notes	2,026,003	2,025,001
Long-term portion of lease liabilities	194,882	207,594
Other non-current liabilities	44,415	45,344
Total non-current liabilities	5,084,850	5,119,097
Current liabilities
Accounts payables	266,966	236,382
Short-term portion of bank loans and financial liabilities	217,114	220,116
Short-term portion of Unsecured Notes	249,883	249,650
Short-term portion of lease liabilities	28,588	28,944
Deferred revenue	4,764,349	4,061,344
Accrued expenses and other current liabilities	359,407	424,129
Total current liabilities	5,886,307	5,220,565
Total shareholders’ equity and liabilities	$10,703,683	$10,120,685

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands, unaudited)

	Three Months Ended
	March 31,
	2025	2024
Cash flows from operating activities
Net loss	$(105,452)	$(490,702)
Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	68,800	65,543
Amortization of debt transaction costs	7,069	9,075
Private Placement derivative loss	—	306,646
Foreign currency loss (gain) on loans	23,845	(15,579)
Non-cash financial loss	—	23,054
Stock based compensation expense	14,208	3,518
Interest income	(20,189)	(18,469)
Interest expense	79,635	104,556
Dividend income	—	(421)
Changes in working capital:
Increase in deferred revenue	703,005	581,538
Changes in other liabilities and assets	(166,125)	(115,869)
(Increase) decrease in inventories	(273)	429
Changes in deferred tax assets and liabilities	1,257	(921)
Changes in other non-current assets and other non-current liabilities	(16,202)	12,255
Income taxes paid	(1,693)	(1,622)
Net cash flow from operating activities	587,885	463,031
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(146,294)	(95,413)
Capital contribution to associated company	—	(4,000)
Prepayment for vessel charter	—	(604)
Dividends received	—	421
Interest received	16,198	18,064
Net cash flow used in investing activities	(130,096)	(81,532)
Cash flows from financing activities
Repayment of borrowings	(54,054)	(72,959)
Dividend distribution by subsidiary to non-controlling interests	(867)	(720)
Proceeds from exercise of stock options	5,457	—
Principal payments for lease liabilities	(7,346)	(6,280)
Interest payments for lease liabilities	(4,885)	(5,368)
Interest paid	(122,815)	(133,920)
Net cash flow used in financing activities	(184,510)	(219,247)
Change in cash and cash equivalents	273,279	162,252
Effect of exchange rate changes on cash and cash equivalents	2,604	(2,371)
Net increase in cash and cash equivalents	$275,883	$159,881
Cash and cash equivalents
Cash and cash equivalents at January 1	$2,489,672	$1,513,713
Cash and cash equivalents at March 31	2,765,555	1,673,594
Net increase in cash and cash equivalents	$275,883	$159,881

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Consolidated
Vessels operated (a)	80	75
Passengers	103,482	90,449
PCDs	1,126,858	974,977
Capacity PCDs	1,192,367	1,037,624
Occupancy	94.5%	94.0%
Adjusted Gross Margin (in thousands)	$613,343	$495,320
Net Yield	$544	$508
Vessel operating expenses (in thousands)	$309,948	$281,090
Vessel operating expenses excluding fuel (in thousands)	$268,235	$239,037
Vessel operating expenses per Capacity PCD	$260	$271
Vessel operating expenses excluding fuel per Capacity PCD	$225	$230

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
Viking River
Vessels operated (a)	64	63
Passengers	32,594	26,896
PCDs	221,561	177,519
Capacity PCDs	235,854	192,806
Occupancy	93.9%	92.1%
Adjusted Gross Margin (in thousands)	$131,404	$108,170
Net Yield	$593	$609
Viking Ocean
Vessels operated	10	9
Passengers	58,726	56,467
PCDs	791,745	718,188
Capacity PCDs	838,470	759,810
Occupancy	94.4%	94.5%
Adjusted Gross Margin (in thousands)	$395,306	$315,591
Net Yield	$499	$439

(a)	Vessels operated includes chartered vessels and the Viking Yi Dun, which operated select Viking Ocean itineraries and Asia Outbound sailings for the three months ended March 31, 2025.

Non-IFRS Accounting Standards Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three months ended March 31, 2025 and 2024 on a consolidated basis:

	Three Months Ended
Consolidated	March 31,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$897,056	$718,155
Total cruise operating expenses	(593,661)	(503,925)
Ship depreciation	(57,892)	(54,729)
Gross margin	245,503	159,501
Ship depreciation	57,892	54,729
Vessel operating	309,948	281,090
Adjusted Gross Margin	$613,343	$495,320

The following tables reconcile gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three months ended March 31, 2025 and 2024 for Viking River and for Viking Ocean:

	Three Months Ended
Viking River	March 31,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$214,083	$165,431
Total cruise operating expenses	(198,209)	(162,251)
Ship depreciation	(18,523)	(20,517)
Gross margin	(2,649)	(17,337)
Ship depreciation	18,523	20,517
Vessel operating	115,530	104,990
Adjusted Gross Margin	$131,404	$108,170

	Three Months Ended
Viking Ocean	March 31,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$558,978	$447,680
Total cruise operating expenses	(316,548)	(267,409)
Ship depreciation	(30,883)	(25,431)
Gross margin	211,547	154,840
Ship depreciation	30,883	25,431
Vessel operating	152,876	135,320
Adjusted Gross Margin	$395,306	$315,591

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three months ended March 31, 2025 and 2024:

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
(in thousands)
Vessel operating expenses	$309,948	$281,090
Fuel expense	(41,713)	(42,053)
Vessel operating expenses excluding fuel	$268,235	$239,037

The following table reconciles net income (loss), the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three months ended March 31, 2025 and 2024:

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
(in thousands)
Net loss	$(105,452)	$(490,702)
Interest income	(20,189)	(18,469)
Interest expense	86,704	113,631
Income tax expense	3,167	1,606
Depreciation and amortization	68,800	65,543
EBITDA	33,030	(328,391)
Private Placement derivative loss	—	306,646
Warrants loss	—	23,711
Other financial income	—	(1,107)
Currency loss (gain)	25,607	(8,798)
Stock based compensation expense	14,208	3,518
Adjusted EBITDA	$72,845	$(4,421)

The following tables show the calculation of Adjusted EPS for the three months ended March 31, 2025 and 2024. Additionally, the following tables reconcile net loss attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Loss attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three months ended March 31, 2025 and 2024:

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
(in thousands)
Net loss attributable to Viking Holdings Ltd	$(105,473)	$(490,998)
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	—	330,457
Warrants loss	—	23,711
Gain, net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	—	(1,107)
Adjusted Net Loss attributable to Viking Holdings Ltd	$(105,473)	$(137,937)

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
(in thousands)
Weighted-average ordinary shares and special shares outstanding – Diluted	442,910	221,936
Outstanding warrants	—	8,733
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	187,587
Adjusted Weighted-Average Shares Outstanding	442,910	418,256

	Three Months Ended
	March 31,
	2025	2024
	(unaudited)
(in thousands)
Adjusted Net Loss attributable to Viking Holdings Ltd	$(105,473)	$(137,937)
Adjusted Weighted-Average Shares Outstanding	442,910	418,256
Adjusted EPS	$(0.24)	$(0.33)

The following table calculates Net Leverage for the twelve months ended March 31, 2025 and December 31, 2024:

	March 31, 2025		December 31, 2024
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (a)	$4,963,842		$4,990,616
Current portion of long-term debt (a)	486,941		490,377
Long-term portion of lease liabilities	194,882		207,594
Short-term portion of lease liabilities	28,588		28,944
Total	5,674,253		5,717,531
Less: Cash and cash equivalents	(2,765,555)		(2,489,672)
Net Debt	$2,908,698		$3,227,859

Adjusted EBITDA	$1,425,568		$1,348,302
Net Leverage	2.0	x	2.4	x

(a) All amounts are gross of fees.